Exhibit 3.11

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

BORDEN CHEMICAL INVESTMENTS, INC.

Borden Chemical Investments, Inc. (hereinafter called the “corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is Borden Chemical Investments, Inc.

2. The name of the corporation is hereby amended to be Momentive Specialty Chemicals Investments Inc.

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed on this 16th day of November, 2010.

/s/ Ellen German Berndt
Ellen German Berndt
Vice President & Secretary